

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 21, 2016

<u>Via E-Mail</u>
John L. Stauch
Executive Vice President and Chief Financial Officer
Pentair plc
P.O. Box 471, Sharp Street
Walkden, Manchester M28 8BU
United Kingdom

> **Re: Pentair plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-11625**

Dear Mr. Stauch:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Risk Factors, page 5</u>
<u>Our failure to satisfy international trade compliance regulations may adversely affect us, page 11</u>

1. In its letter to us dated July 19, 2012, your predecessor Tyco Flow Control International Ltd. described contacts with Syria and Sudan. You disclose that you may suffer reputational damage if certain of your products are sold through various intermediaries to entities operating in sanctioned countries. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since Tyco Flow's 2012 letter, whether through subsidiaries, distributors, resellers, affiliates or other direct or indirect arrangements. In this regard, we note that Piscine Expo's website for the November 2016

      EurExpo in Lyon, France has a section for Pentair Aquatic Systems which includes your logo and includes Syria in a list of export destinations. You should describe any products, components, technologies or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
     Assistant Director